UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 1, 2008**

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

50 West San Fernando Street, San Jose, California 95113
717 Texas Avenue, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (408) 995-5115

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 7.01 — REGULATION FD DISCLOSURE

On February 1, 2008, Calpine Corporation issued the press release filed herewith as Exhibit 99.1.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

    (d)   Exhibits

        99.1   Calpine Corporation Press Release Dated February 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/   Gregory L. Doody
       Gregory L. Doody
       Executive Vice President, General Counsel and
       Secretary

Date: February 1, 2008

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EXHIBIT INDEX

Exhibit	Description
99.1	Calpine Corporation Press Release Dated February 1, 2008.

EXHIBIT 99.1



CALPINE®

CONTACTS: **NEWS RELEASE**

Media Relations:
Mel Scott
713-570-4553
scottm@calpine.com

Investor Relations:
Norma Dunn
713-830-8883
norma.dunn@calpine.com

Calpine Reaches Settlement with Second Lien Debtholders

(SAN JOSE, Calif. and HOUSTON, Texas) – Feb. 1, 2008 – Calpine Corporation (Pink Sheets: CPNLQ / NYSE: CPN) announced today that it has reached an agreement in principle (the "Settlement") with its Unofficial Committee of Second Lien Debtholders ("Unofficial Committee") with respect to the Second Lien Debtholders' remaining secured claims for payment of compound and default interest, as well as claims for the transaction fee of Houlihan Lokey, the Unofficial Committee's financial advisors. Under the Settlement, which is subject to definitive documentation, the Second Lien Debtholders shall receive their allocable share of $51,836,191.00 in cash in full and final satisfaction of such secured claims, which amount shall be funded through: (1) an allowed general unsecured claim in Calpine's chapter 11 case in the amount of $65 million (subject to a $51,836,191.00 cap on distributions based on Calpine's total enterprise value set forth in its plan of reorganization), which the Second Lien Debtholders intend to assign for value; plus (2) an additional cash payment from Calpine to the extent required. The Second Lien Debtholders will not be permitted to retain any amounts in excess of $51,836,191.00 in connection with the assignment of such claim with any excess being paid to Calpine.

The Settlement will result in Second Lien Debtholders receiving the following additional amounts over and above amounts previously allowed by the Bankruptcy Court: holders of the 8.5 percent notes will receive $13,334,509; holders of the 8.75 percent notes will receive $10,817,498; holders of the 9.875 percent notes will receive $2,210,264; holders of the floating rate notes will receive $4,906,139; and the holders of term loan debt will receive $20,567,780. Upon receipt of the amounts set forth above, the Second Lien Debtholders, the indenture trustee and term loan agent shall be deemed to have waived any and all rights that they now have or may hereafter have against other parties or property including, without limitation, under or with respect to the subordination provisions contained in Calpine's 6.00 percent Contingent Senior Convertible Notes due September 30, 2014 and the 7.750 percent Contingent Senior Convertible Notes due June 1, 2015.

-more-

Calpine Reaches Settlement with Second Lien Debtholders
Page 2
Feb. 1, 2008

Calpine Corporation emerged from chapter 11 on January 31, 2008 and is helping meet the needs of an economy that demands more and cleaner sources of electricity. Founded in 1984, Calpine is a major U.S. power company, currently capable of delivering nearly 24,000 megawatts of clean, cost-effective, reliable, and fuel-efficient electricity to customers and communities in 18 states in the U.S. The company owns, leases, and operates low-carbon, natural gas-fired, and renewable geothermal power plants. Using advanced technologies, Calpine generates electricity in a reliable and environmentally responsible manner for the customers and communities it serves. Please visit http://www.calpine.com for more information.

Forward Looking Statement

In addition to historical information, this release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will" and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the risks and uncertainties associated with the ability to successfully implement Calpine's Plan of Reorganization as confirmed; (ii) our ability to implement our business plan; (iii) financial results that may be volatile and may not reflect historical trends; (iv) seasonal fluctuations of our results; (v) potential volatility in earnings associated with fluctuations in prices for commodities such as natural gas and power; (vi) our ability to manage liquidity needs and comply with covenants related to our existing financing obligations and anticipated exit financing; (vii) the direct or indirect effects on our business of our impaired credit including increased cash collateral requirements in connection with the use of commodity contracts; (viii) transportation of natural gas and transmission of electricity; (ix) the expiration or termination of our power purchase agreements and the related results on revenues; (x) risks associated with the operation of power plants including unscheduled outages; (xi) factors that impact the output of our geothermal resources and generation facilities, including unusual or unexpected steam field well and pipeline maintenance and variables associated with the waste water injection projects that supply added water to the steam reservoir; (xii) risks associated with power project development and construction activities; (xiii) our ability to attract, retain and motivate key employees; (xiv) our ability to attract and retain customers and contract counterparties; (xv) competition; (xvi) risks associated with marketing and selling power from plants in the evolving energy markets; (xvii) present and possible future claims, litigation and enforcement actions; (xviii) effects of the application of laws or regulations, including changes in laws or regulations or the interpretation thereof; and (xix) other risks identified from time-to-time in Calpine's reports and registration statements filed with the SEC, including, without limitation, the risk factors identified in its Annual Report on Form 10-K for the year ended December 31, 2006 and Quarterly Reports on Form 10-Q. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements and Calpine undertakes no obligation to update any such statements. Unless specified otherwise, all information set forth in this release is as of today's date and Calpine undertakes no duty to update this information. For additional information about Calpine's chapter 11 reorganization or general business operations, please refer to Calpine's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Calpine's Quarterly Reports on Form 10-Q, and any other recent Calpine report to the Securities and Exchange Commission. These filings are available by visiting the Securities and Exchange Commission's website at http://www.sec.gov or Calpine's website at http://www.calpine.com.

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